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SE 17018403 ISSION
Mail Processing
Section
NOV 29 2017
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 9/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Preferred Client Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3707 Dartmouth
(No. and Street)

Dallas	Texas	75205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

RECEIVED
2017 NOV 29 PM 4:35
SEC / TM

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James D. Gaberino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Preferred Client Group, Inc., as of September 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



CHRISTINE MOSES
Notary Public
STATE OF TEXAS
My Comm. Exp. Aug. 22, 2019

Signature

Pres & CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Preferred Client Group, Inc.

We have audited the accompanying statement of financial condition of Preferred Client Group, Inc. (a Texas S-corporation) as of September 30, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Preferred Client Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Client Group, Inc. as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Preferred Client Group, Inc.'s financial statements. The supplemental information is the responsibility of Preferred Client Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 16, 2017

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PREFERRED CLIENT GROUP, INC.
Statement of Financial Condition
September 30, 2017

ASSETS

Cash	$ 27,738
Commissions receivable	54,541
Accrued interest receivable	697
Prepaid expenses	2,359
Advance due from related party	9,934
Clearing deposit - cash	6,275
Clearing deposit - debt securities	114,395
TOTAL ASSETS	$ 215,939

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued liabilities	$ 225
Payroll liabilities	37,675
Payable to sole shareholder	27,500
	65,400
Stockholder's Equity	
Common stock, $.10 par value, 200 shares authorized, issued and outstanding	20
Additional paid-in capital	111,567
Retained earnings	38,952
TOTAL STOCKHOLDER'S EQUITY	150,539
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 215,939

See notes to financial statements.

PREFERRED CLIENT GROUP, INC.
Statement of Income
Year Ended September 30, 2017

Revenue	
Securities commissions	$ 588,889
Mutual fund commissions	14,008
Interest	9,359
TOTAL REVENUE	612,256
Expenses	
Compensation and related costs	129,180
Clearing charges	81,159
Occupancy and equipment costs	64,100
Professional fees and contract services	18,585
Communications	8,129
Regulatory fees and expenses	4,593
Other expenses	25,121
TOTAL EXPENSES	330,867
Net income before other loss	281,389
Other Loss	
Unrealized loss on debt securities	5,057
NET INCOME	$ 276,332

See notes to financial statements.

PREFERRED CLIENT GROUP, INC.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2017

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at September 30, 2016	200	$ 20	$ 111,567	$ 99,758	$ 211,345
Shareholder distributions	-	-	-	(337,138)	(337,138)
Net income	-	-	-	276,332	276,332
Balances at September 30, 2017	200	$ 20	$ 111,567	$ 38,952	$ 150,539

See notes to financial statements.

PREFERRED CLIENT GROUP, INC.
Statement of Cash Flows
Year Ended September 30, 2017

Cash flows from operating activities:	
Net income	$ 276,332
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on debt securities	5,057
Changes in assets and liabilities	
Increase in commissions receivable	(32,607)
Increase in accrued interest receivable	(65)
Decrease in prepaid expenses	130
Advance due from related party	(9,934)
Increase in clearing deposit - cash	(3,137)
Decrease in accrued liabilities	(258)
Increase in payroll liabilities	37,675
Increase in payable to sole shareholder	27,500
Net cash provided by operating activities	300,693
Cash flows from financing activities:	
Shareholder distributions	(337,138)
Net cash used in financing activities	(337,138)
Net change in cash	(36,445)
Cash at beginning of year	64,183
Cash at end of year	$ 27,738

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes - federal	$ -
Income taxes - state	$ -

See notes to financial statements.

PREFERRED CLIENT GROUP, INC.
Notes to Financial Statements
September 30, 2017

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Preferred Client Group, Inc. (the Company) was organized in June 1999 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear securities transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker-dealer carries accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily of providing securities brokerage services to individuals located in the state of Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The debt securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Debt Securities

The Company's debt securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Revenue

General securities commissions and related expenses are recorded on a trade date basis. Securities commissions also include interest rebates on customer accounts and other revenue related to customer accounts which is recorded on the trade date or is accrued as earned.

Mutual fund commissions and the related expenses are recorded on the trade date. Mutual fund trail fees are accrued as earned.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all the federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder.

As of September 30, 2017, open Federal tax years subject to examination include the tax years ended September 30, 2014 through September 30, 2016.

The Company is also a member of a combined group subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The Company has an agreement with a national clearing broker/dealer to provide clearing, execution and other related services. The agreement requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2017, the Company had net capital of $136,280 which was $131,280 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.4799 to 1.

Note 4 - Fair Value / Debt Securities

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2017.

Debt securities: Valued by the Company's clearing broker/dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities, the clearing broker/dealer uses market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instrument.

Note 4 - Fair Value / Debt Securities (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of September 30, 2017

	Level 1	Level 2	Level 3	Total
Debt Securities	$ -	$ 114,395	$ -	$ 114,395

The debt securities consists of two municipal bonds, which mature in November 2017 and September 2027 with a pre-refund date in September 2018. Cost and fair values of the debt securities at September 30, 2017, are as follows:

Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
$ 125,153	$ -	$ 10,758	$ 114,395

There were no transfers between level 1 and level 2 during the year.

There were no assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended September 30, 2017.

Note 5 - Related Party Transactions/Economic Dependency/Concentration of Services

The sole shareholder generated all of the Company's revenue and accounted for all of the Company's compensation and related costs for the year ended September 30, 2017. The Company is economically dependent upon the sole shareholder due to the concentration of services provided by the sole shareholder.

The Company and the sole shareholder have entered into an expense sharing agreement (Agreement) effective January 1, 2017. The Agreement shall continue until canceled by either party. Under the Agreement, the sole shareholder and other related parties (Related Parties) provide the Company with certain office facilities and services. The Related Parties allocate a pro-rata portion of such facilities and services provided on behalf of the Company. Amounts allocated to the Company under the Agreement during 2017 totaled $94,700, of which $64,100 is included in occupancy and equipment costs, $5,175 is included in professional fees and contract services, $6,075 is included in communications and $19,350 is included in other expenses in the accompanying statement of income. Amounts allocated to the Company under the Agreement are currently $9,300 per month. The Agreement was not consummated on terms equivalent to arms-length transactions.

Note 5 - Related Party Transactions/Economic Dependency/Concentration of Services (continued)

The Company has an advance due from a related party totaling $9,934 at September 30, 2017. The advance is non-interest bearing and due on demand.

The Company has an advance due to the sole shareholder totaling $27,500 at September 30, 2017. The advance is non-interest bearing and due on demand.

Note 6 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 7 - Concentration of Credit Risk

The Company has $175,211 or approximately 81% of its total assets in commissions receivable and clearing deposit due from or held at the Company's clearing broker/dealer.

The Company has $114,395 or approximately 53% of its total assets invested in two debt securities issued by Texas municipalities, which are held by the clearing broker/dealer as a part of the Company's required clearing deposit.

Note 8 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2017, through November 16, 2017, the date which the financial statements were available to be issued.

Schedule I

PREFERRED CLIENT GROUP, INC.
Supplemental Information
Pursuant to Rule 17a-5
September 30, 2017

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 150,539
Deductions and/or charges	
Non-allowable assets:	
Accrued interest receivable	697
Receivable from related party	9,934
Prepaid expenses	2,359
Total deductions and/or charges	12,990
Net capital before haircuts on securities	137,549
Haircuts on securities	
Clearing deposit - cash	126
Clearing deposit - debt securities	1,143
Total haircuts on securities	1,269
Net Capital	$ 136,280
Aggregate indebtedness	
Accrued liabilities	225
Payroll liabilities	37,675
Payable to sole shareholder	27,500
Accrued liabilities	$ 65,400
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 131,280
Ratio of aggregate indebtedness to net capital	0.004799 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of September 30, 2017 as filed by Preferred Client Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Preferred Client Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Preferred Client Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Preferred Client Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Preferred Client Group, Inc. stated that Preferred Client Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Preferred Client Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Preferred Client Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 16, 2017

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PREFERRED CLIENT GROUP, INC.
3707 DARTMOUTH AVENUE
DALLAS, TEXAS 75205

PREFERRED CLIENT GROUP, INC.'S EXEMPTION REPORT

Preferred Client Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R./240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. | 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. | 240.15c-c3 under the following provisions of 17 C.F.R. | 240.15c3-3 (k):(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. | 240.15c3-3 (k) throughout the most recent fiscal year without exception.

PREFERRED CLIENT GROUP, INC.

I, James D. Gaberino, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and Correct.



President and Financial Operations Principal

10-1-17
Date